UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Steven Wong

Argyle Street Management Limited

Unit 601-2, 6th Floor

St. George’s Building

2 Ice House Street

Central,

Hong Kong

Tel: +852 2106 0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Mr. Kin Chan
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,500,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,500,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) IN

(1)                           Solely in his capacity as chief investment officer of Argyle Street Management Limited, which acts as investment manager of ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Argyle Street Management Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,500,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,500,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) IA, CO

(1)                           Solely in its capacity as investment manager to ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 780,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 780,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)                           Solely in its capacity as the general partner of ASM Connaught House Fund LP

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner II Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 540,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 540,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)                           Solely in its capacity as the general partner of ASM Connaught House (Master) Fund II LP

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Co-Investment Term Trust I
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 180,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 180,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)                           Consisting of 120,000 shares Common Stock and 60,000 Warrants exercisable from May 15, 2018 at an exercise price of US$1.63 per share of Common Stock

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House Fund LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 780,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 780,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)                           Consisting of 520,000 shares of Common Stock and 260,000 Warrants exercisable from May 15, 2018 at an exercise price of US$1.63 per share of Common Stock

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House (Master) Fund II LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 540,000 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 540,000 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.82% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)                           Consisting of 360,000 shares of Common Stock and 180,000 Warrants exercisable from May 15, 2018 at an exercise price of US$1.63 per share of Common Stock

(2)                           Consisting of 1,000,000 shares of Common Stock and 500,000 Warrants relating to the Common Stock exercisable from of May 15, 2018 at an exercise price of US$1.63 per share of Common Stock, beneficially owned by (i) ASM Connaught House Fund LP (520,000 shares of Common Stock and 260,000 Warrants), (ii) ASM Connaught House (Master) Fund II LP (360,000 shares of Common Stock and 180,000 Warrants) and (iii) ASM Co-Investment Term Trust I (120,000 shares of Common Stock and 60,000 Warrants)

(3)                           All calculations of percentage ownership in this Schedule 13D are based on 25,286,571 Common Stock issued and outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017, and the 500,000 shares of Common Stock underlying the Warrants mentioned in (2) above.

SCHEDULE 13D

CUSIP No. 88338K103

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of The ONE Group Hospitality, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”) and Warrants relating to the Common Stock of the Issuer exercisable from May 15, 2018 at an exercise price of US$1.63 per share of Common Stock (the “Warrants”). The address of the principal executive offices of the Issuer is 411 W. 14th Street, 2nd Floor, New York, New York

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)                                 Mr. Kin Chan, a citizen of Hong Kong, who acts as chief investment officer to Argyle Street Management Limited, which acts as investment manager of ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I;

(2)                                 Argyle Street Management Limited, a British Virgin Islands  incorporated company, whose principal business is to act as investment manager of ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I;

(3)                                 ASM Connaught House General Partner Limited, a Cayman Islands exempted company, whose principal business is to serve as, and perform the functions of, general partner of ASM Connaught House Fund LP and to hold limited partnership interests in ASM Connaught House Fund LP;

(4)                                 ASM Connaught House General Partner II Limited, a Cayman Islands exempted company, whose principal business is to serve as, and perform the functions of, general partner of ASM Connaught House (Master) Fund II LP and to hold limited partnership interests in ASM Connaught House (Master) Fund II LP;

(5)                                 ASM Co-Investment Term Trust I, a Cayman Islands exempted company, whose principal business is to serve as, and perform the functions of,  an investment fund;

(6)                                 ASM Connaught House Fund LP, a Cayman Islands limited partnership, whose principal business is to serve as, and perform the functions of, an investment fund; and

(7)                                 ASM Connaught House (Master) Fund II LP, a Cayman Islands limited partnership, whose principal business is to serve as, and perform the functions of, an investment fund.

Set forth in Exhibit 2 hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons (collectively, the “Covered Persons”), and is incorporated by reference.

The principal business address of each of the Reporting Persons is Unit 601-2, 6th Floor, St. George’s Building, 2 Ice House Street, Central, Hong Kong

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 88338K103

Item 3. Source and Amount of Funds or Other Consideration

ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP purchased the Common Stock and Warrants using their working capital, with an aggregate purchase price of $1,500,000.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired the Common Stock and Warrants in 2017 for investment purposes.  In connection with the acquisition of the Common Stock and Warrants, Mr. Kin Chan was appointed to the board of directors of the Issuer.

The initial exercise date of the Warrants is May 15, 2018. Accordingly, on March 16, 2018, pursuant to Rule 13d-3(d), ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP were deemed to beneficially own the Common Stock of the Issuer underlying their Warrants.

The Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

Mr. Kin Chan acts as chief investment officer to Argyle Street Management Limited; Argyle Street Management Limited, in its capacity as investment manager of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP, has the ability to direct the management of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP’s business. As such, Mr. Kin Chan has the power to direct the decisions of Argyle Street Management Limited, which itself has the power to direct the decisions of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities directly or indirectly beneficially held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP; therefore, Mr. Kin Chan may be deemed to have indirect beneficial ownership of the Common Stock beneficially held  by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP.

Argyle Street Management Limited, in its capacity as investment manager of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP, has the ability to direct the management of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP’s business. As such, Argyle Street Management Limited has the power to direct the decisions of ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities directly or indirectly beneficially held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP; therefore, Argyle Street Management Limited may be deemed to have indirect beneficial ownership of the Common Stock beneficially held  by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP and ASM Connaught House (Master) Fund II LP.

SCHEDULE 13D

CUSIP No. 88338K103

ASM Connaught House General Partner Limited, in its capacity as the general partner of ASM Connaught House Fund LP, has the ability to direct the management of ASM Connaught House Fund LP’s business, including the power to direct the decisions of ASM Connaught House Fund LP regarding the vote and disposition of securities held by ASM Connaught House Fund LP; therefore, ASM Connaught House General Partner Limited may be deemed to have indirect beneficial ownership of the Common Stock held by ASM Connaught House Fund LP.

ASM Connaught House General Partner II Limited, in its capacity as the general partner of ASM Connaught House (Master) Fund II LP, has the ability to direct the management ASM Connaught House (Master) Fund II LP’s business, including the power to direct the decisions of ASM Connaught House (Master) Fund II LP regarding the vote and disposition of securities held by ASM Connaught House (Master) Fund II LP; therefore, ASM Connaught House General Partner II Limited may be deemed to have indirect beneficial ownership of the Common Stock held by ASM Connaught House (Master) Fund II LP.

ASM Co-Investment Term Trust I directly holds 120,000 shares of Common Stock and 60,000 Warrants exercisable from May 15,2018 at an exercise price of US$1.63, constituting 0.70% of the Common Stock issued and outstanding (based on 25,286,571 total Common Stock issued and outstanding as of November 13, 2017 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 13,2017), and the 500,000 shares of Common Stock underlying the Warrants held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP as if the Warrants have been exercised), and has the sole power to vote and dispose of such units.

ASM Connaught House Fund LP directly holds 520,000 shares of Common Stock and 260,000 Warrants exercisable from May 15,2018 at an exercise price of US$1.63, constituting 3.02% of the Common Stock issued and outstanding (based on 25,286,571 total Common Stock issued and outstanding as of November 13, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 13,2017), and the 500,000 shares of Common Stock underlying the Warrants held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP as if the Warrants have been exercised), and has the sole power to vote and dispose of such units.

ASM Connaught House (Master) Fund II LP directly holds 360,000 shares of Common Stock and 180,000 Warrants exercisable from May 15,2018 at an exercise price of US$1.63, constituting 2.09% of the Common Stock issued and outstanding (based on 25,286,571 total Common Stock issued and outstanding as of November 13, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2017), and the 500,000 shares of Common Stock underlying the Warrants held by ASM Co-Investment Term Trust I, ASM Connaught House Fund LP  and ASM Connaught House (Master) Fund II LP as if the Warrants have been exercised), and has the sole power to vote and dispose of such units.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement (filed herewith)

Exhibit 2 — Executive Officers, Directors and Control Persons of the Reporting Persons (filed herewith)

SCHEDULE 13D

CUSIP No. 88338K103

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

KIN CHAN

/s/ Kin Chan

ARGYLE STREET MANAGEMENT LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CO-INVESTMENT TERM TRUST I

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE FUND LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

ASM CONNAUGHT HOUSE (MASTER) FUND II LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED